                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                        CHIEF CONSOLIDATED MINING COMPANY
                                (Name of Issuer)

                          COMMON STOCK, $0.50 par value
                         (Title of Class of Securities)

                                   168628 10 5
                                 (CUSIP Number)

                             ROBERT B. MURPHY, ESQ.
                               PEPPER HAMILTON LLP
                            600 FOURTEENTH ST., N.W.
                           WASHINGTON, D.C. 20005-2004
                                Fax: 202-318-6224
                            Direct Dial: 202-220-1454
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 15, 2005
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. [ ]

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.168628 10 5                                          Page 1 of __ Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                     Dimeling, Schreiber & Park
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             23-2460636
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                       [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORIGINATION
      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
                           5,904,522 shares of Common Stock
  NUMBER OF      ---------------------------------------------------------------
   SHARES         8        SHARED VOTING POWER
BENEFICIALLY               None.
OWNED BY EACH    ---------------------------------------------------------------
  REPORTING       9        SOLE DISPOSITIVE POWER
 PERSON WITH               5,904,522 shares of Common Stock
                 ---------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           None.
--------------------------------------------------------------------------------
11    AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,904,522 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             35.7%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO.168628 10 5                                          Page 2 of __ Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON        Dimeling, Schreiber & Park Reorganization
      Fund II, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                       [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORIGINATION
      Delaware
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
                           5,904,522 shares of Common Stock
   NUMBER OF     ---------------------------------------------------------------
    SHARES        8        SHARED VOTING POWER
 BENEFICIALLY              None.
 OWNED BY EACH   ---------------------------------------------------------------
   REPORTING      9        SOLE DISPOSITIVE POWER
  PERSON WITH              5,904,522 shares of Common Stock
                 ---------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           None.
--------------------------------------------------------------------------------
11    AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,904,522 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                35.7%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO.168628 10 5                                          Page 3 of __ Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                            Richard R. Schreiber
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                       [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORIGINATION
      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
                           60,000 shares of Common Stock
   NUMBER OF     ---------------------------------------------------------------
    SHARES        8        SHARED VOTING POWER
 BENEFICIALLY              5,904,522 shares of Common Stock
 OWNED BY EACH   ---------------------------------------------------------------
   REPORTING      9        SOLE DISPOSITIVE POWER
  PERSON WITH              60,000 shares of Common Stock
                 ---------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           5,904,522 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,964,522 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               35.9%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO.168628 10 5                                          Page 4 of __ Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                                 Steven G. Park
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF/OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                       [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORIGINATION
      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
                           60,000 shares of Common Stock
   NUMBER OF     ---------------------------------------------------------------
    SHARES        8        SHARED VOTING POWER
 BENEFICIALLY              5,904,522 shares of Common Stock
 OWNED BY EACH   ---------------------------------------------------------------
   REPORTING      9        SOLE DISPOSITIVE POWER
  PERSON WITH              60,000 shares of Common Stock
                 ---------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           5,904,522 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,964,522 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              35.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 168628 10 5                                          Page 5 of __Pages

      This Amendment No. 2 to Schedule 13D ("Amendment") amends and restates the statement on Schedule 13D initially filed with the Securities and Exchange
Commission (the "Commission") on January 10, 2000 (the "Original Statement"), as
amended and supplemented by Amendment No. 1 filed with the Commission on January
30, 2002 ("Amendment No. 1" and together with the Original Statement, "Amended
Original Statement"), by Dimeling, Schreiber & Park, a Pennsylvania general partnership. Terms defined in the Amended Original Statement have the same meaning when used herein.

Item 1.     Security and Issuer.

      This Amendment relates to the class of Common Stock, par value $0.50 per share (the "Common Stock") of Chief Consolidated Mining Company, an Arizona
corporation (the "Issuer"). The principal executive offices of the Issuer are located at 15988 Silver Pass Road, P.O. Box 51, Eureka, Utah 84628.

Item 2.     Identity and Background.

      (a)   This statement is filed by Dimeling, Schreiber & Park, a
Pennsylvania   general  partnership   ("DS&P"),   Dimeling,   Schreiber  &  Park
Reorganization  Fund II, L.P., a Delaware limited  partnership (the "DSP Fund"),
Richard R. Schreiber and Steven G. Park (collectively, the "Reporting Persons").

      (b)   The principal address of the Reporting Persons is 1629 Locust
Street, Philadelphia, Pennsylvania, 19103.

      (c)   The principal business of the Reporting Persons is the acquisition of, or investment in, various portfolio companies.

      (d)   None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

      (e)   None of the Reporting Persons has been a party, during the last five years, to any civil proceeding or a judicial administrative body of competent jurisdiction which resulted in its being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Messrs. Schreiber and Park are U.S. citizens.

Item 3.     Source and Amount of Funds or Other Consideration.

      All of the funds associated with the initial acquisition of Common Stock and the Convertible Debentures, as discussed below, by the Reporting Persons were provided by the DSP Fund, of which DS&P is the general partner and Messrs.
Schreiber and Park are the principals of DS&P. The amount of funds concerned in the acquisition of such securities as of the date of this report, totals approximately $9,500,000.

Item 4.     Purpose of Transaction.

      The shares of Common Stock of the Issuer were acquired by the Reporting
Persons for investment purposes.

      a.    In December 2005, DS&P, through the DSP Fund, agreed to purchased
$2.5 million of 8% Convertible Debentures contingent upon the receipt of creditors' acceptances (repayment on a negotiated basis or compromise offer)
representing 50% of the outstanding aggregate unsecured amounts owed. In connection with such purchase, DSP Fund deposited the purchase price with an escrow agent. This condition was satisfied in July 2006. The conversion price is
$0.25 per share. The Convertible Debentures automatically convert into Common
Stock at the rate of 4,000 shares for each $1,000 principal amount upon the approval by the shareholders of the amendments to the Issuer's Articles of
Incorporation as described below. In the event that such approval is not obtained, the Convertible Debentures will become immediately due and payable.

      b.    The Reporting Persons have no present plans or proposals which would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, but reserves to right to do so at any time.

      c.    The Reporting Persons have no present plans or proposals which would result in a sale or transfer of a material amount of the Issuer's assets or any of its subsidiaries, but reserves the right to do so at any time.

      d.    As a result of its cessation of all operations in 2002 and subsequent resignations of several board members, the Issuer's Board of
Directors presently consists of only Messrs. Schreiber and Park. The Board is seeking to add a third member to meet the minimum number of directors necessary under the Issuer's Articles of Incorporation; although the Board proposes to revise the numbers of directors as discussed immediately below. Messrs.
Schreiber and Park also serve as the only acting officers of the Issuer. Mr.
Schreiber serves as the interim president and chief executive officer with Mr.
Park as interim vice president and secretary of the Issuer. Both persons expect to resign such positions following the recapitalization of the Issuer and hiring of full time officers and employees.

      e.    The Reporting Persons have caused the Issuer to file preliminary proxy materials relating to a proposed special meeting of shareholders to elect two directors to serve until the next annual meeting of shareholders, and to approve amendments to the Issuer's Articles of Incorporation to: (1) to increase the authorized class of Common Stock to 100,000,000 shares;

(2) set the par value of the classes of Common Stock, Preferred Stock and
Convertible Common Stock to $0.01 par value per share from $0.50 par value per share; (3) authorize a class of blank check preferred stock; (4) set the size of the Board of Directors at a range of one to seven members, which exact number will be determined by the Board from time to time; (5) authorize the annual election of directors at a time prescribed by the Board; and (6) remove the requirement that only stockholders may be directors. Shareholders will also be asked to approve and ratify the sale of the Convertible Debentures to DS&P.

      f.    The Reporting Persons have no present plans or proposals which would result in a material change in the Issuer's business or corporate structure, other than as described in this Item 4.

      g.    The Reporting Persons have no plans or proposals which would result in changes in Issuer's corporate charter, bylaws or instruments corresponding thereto, other than as described in this Item 4.

      h.    The Reporting Persons have no plans or proposals which would result in the de-listing of a class of Issuer's securities from a national securities exchange or which would result in such securities ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      i.    The Reporting Persons have no plans or proposals which would result in a class of Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

      j.    The Reporting Persons have no plans or proposals which would result in any action similar to those enumerated in this Item 4, other than as set forth in this Item 4. From time to time, however, the Reporting Persons receive inquiries regarding a proposed purchase of their Common Stock and the
Convertible Debentures. While the Reporting Persons have not entered into any definitive agreements in this regard, it reserves the right to do so and to engage in discussion with respect to such inquiries at any time.

Item 5.     Interest in Securities of the Issuer.

      a.    DS&P beneficially owns 5,904,522 shares of Common Stock and
Convertible Common Stock that are held of record by DSP Fund. These 5,904,522 shares represent approximately 35.7% of the outstanding shares of Common Stock.
DS&P serves as the general partner of DSP Fund.

      Each of Messrs. Schreiber and Park beneficially owns 5,964,522 shares of
Common Stock, consisting of 5,904,522 shares held of record by DSP Fund and options to purchase 60,000 shares of Common Stock. These 5,964,522 shares represent approximately 35.9% of the outstanding shares of Common Stock. Each of
Messrs. Schreiber and Park are principals of DS&P, which serves as the general partner of DSP Fund.

      b.    DS&P has the sole power to vote or to direct the vote of the
5,904,522 shares of Common Stock held of record by DSP Fund, and has the sole power to dispose or direct the disposition of such shares. As the principals of
DS&P, each of Messrs. Schreiber and Park share voting and dispositive power over such shares of Common Stock with each other.

      Each of Messrs. Schreiber and Park has the sole power to vote or to direct the vote of the 60,000 shares of Common Stock underlying their respective options. Each of Messrs. Schreiber and Park has the sole power to dispose or direct the disposition of such underlying shares.

      c.    The Reporting Persons had no transactions in the Common Stock during the past sixty days.

      d.    No other person is known to the Reporting Persons as having the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,964,522 shares of Common Stock described above.

      e.    Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relations with Respect to the Securities of the Issuer.

      DS&P and the Issuer are parties to the following contracts, relating to the Issuer's securities:

      a.    Stock Purchase Agreement by and between Chief Consolidated Mining
Company, an Arizona corporation, and Dimeling, Schreiber & Park, a Pennsylvania general partnership, dated as of November 19, 1999.

      b.    Warrant to Purchase Common Stock of Chief Consolidated Mining
Company, dated as of November 19, 1999.

      c.    Registration Rights Agreement by and between Chief Consolidated
Mining Company, an Arizona corporation, and Dimeling, Schreiber & Park, a
Pennsylvania general partnership, dated as of November 19, 1999.

      d.    Debenture Purchaser Agreement by and between Chief Consolidated
Mining Company, an Arizona corporation, and Dimeling, Schreiber & Park, a
Pennsylvania general partnership, dated as of December 15, 2005.

Item 7.     Materials to be Filed as Exhibits.

      A.    Issuer's Amended and Restated Articles of Incorporation, dated
            December 30, 1999.*

      B.    Stock Purchase Agreement by and beyween Chief Consolidated Mining
            Company, an Arizona corporation, and Dimeling, Schreiber & Park, a
            Pennsylvania general partnership, dated as of November 19, 1999.*

      C.    Warrant to Purchase Common Stock of Chief Consolidated Mining
            Company, dated as of November 19, 1999.*

      D.    Registration Rights Agreement by and between Chief Consolidated
            Mining Company, an Arizona corporation, and Dimeling, Schreiber &
            Park, a Pennsylvania general partnership, dated as of November 19,
            1999.*

      E.    Debenture Purchaser Agreement by and between Chief Consolidated
            Mining Company, an Arizona corporation, and Dimeling, Schreiber &
            Park, a Pennsylvania general partnership, dated as of December 15,
            2005.

      F.    Joint Filing Agreement between and among the Reporting Persons, dated as of August 28, 2007.

______________________________________________
      *     - Previously filed.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:    August 28, 2007                   DIMELING, SCHREIBER & PARK

                                            By:    /s/  RICHARD R. SCHREIBER
                                            Name:  Richard R. Schreiber
                                            Title: Principal

                                            DIMELING, SCHREIBER & PARK
                                            REORGANIZATION FUND II, L.P.

                                            By: DIMELING, SCHREIBER & PARK

                                                By:/s/ RICHARD R. SCHREIBER_
                                                Name:  Richard R. Schreiber
                                                Title: Principal

                                            /s/  RICHARD R. SCHREIBER________
                                            Richard R. Schreiber

                                            _/s/  STEVEN G. PARK   __________
                                            Steven G. Park